Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

January 17, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Doris Stacey Gama, Jason Drory, Eric Atallah and Lynn Dicker

Re:	Graphite Bio, Inc.
Registration Statement on Form S-4
Filed December 6, 2023
File No. 333-275919

Ladies and Gentlemen,

On behalf of Graphite Bio, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated January 4, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.

Please revise the cover page to disclose, if true, whether the listing approval for LENZ Therapeutics, Inc.’s securities on the Nasdaq is a closing condition of the merger and that the condition will not be waived.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page of the Amended Registration Statement in response to the Staff’s comment to state that the listing approval for LENZ Therapeutics, Inc.’s securities on the Nasdaq is a closing condition of the merger and that such condition is not expected to be waived.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

2.

You state that at Graphite’s special meeting, Graphite will ask its stockholders to vote on five proposals and proceed to list and briefly describe such proposals. Please revise proposals number three and four to clarify the “2024 Plan” is a plan to approve the combined company’s 2024 Equity Incentive Plan and the “2024 ESPP” is a plan to approve the combined company’s 2024 Employee Stock Purchase Plan.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page of the Amended Registration Statement in response to the Staff’s comment.

Questions and Answers About the Merger

Why are the two companies proposing to merge?, page 2

3.

We note your disclosure here that “combining the two companies will result in a combined company with a robust pipeline, a strong leadership team and substantial capital resources, positioning it to become a pre-eminent biopharmaceutical company focused on developing LENZ’s product candidates, LNZ100 and LNZ101.” Please provide your basis for the statement or otherwise revise. The statement that the combined company is positioned to become a “pre-eminent” biopharmaceutical company with a “robust pipeline” appears to be premature given your current stage of development and your disclosure elsewhere that LENZ’s business depends entirely on the development and commercialization of LNZ100 or LNZ101.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 2 of the Amended Registration Statement in response to the Staff’s comment.

4.

Please revise your disclosure to clarify the combined company’s plans with respect to Graphite’s legacy assets. We note that your disclosure on page 278 that, “Graphite has no remaining ongoing development programs.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 2 of the Amended Registration Statement in response to the Staff’s comment.

What will Graphite stockholders receive in the merger?, page 5

5.	Briefly explain how the dividend record date and ex-dividend date will impact which Graphite stockholders will be entitled to receive any special cash dividend declared by Graphite.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5 and 215 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

Prospectus Summary

The Companies

Graphite, page 12

6.

We note your disclosure that “Graphite also disclosed its intention to continue research activities associated with its pre-clinical non-genotoxic conditioning program.” However, we note your disclosure elsewhere, including on page 33, that “Graphite transferred to a third party its right to its pre-clinical non-genotoxic conditioning program.” Please update your disclosure here to clarify the pre-clinical non-genotoxic conditioning program has been transferred or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 12 of the Amended Registration Statement in response to the Staff’s comment.

The Merger

Background of the Merger, page 136

7.

You state that out of the 135 initial companies considered, 51 were contacted, and 41 received process letters requesting they submit non-binding indications of interest. Please discuss how you determined which companies were contacted and which were not and which companies received process letters and which did not. Please also identify the general industry of the companies considered or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 136 of the Amended Registration Statement in response to the Staff’s comment.

8.

You state on page 137 that the Transaction Committee selected 12 indications of interest to prioritize and invite to make management and due diligence presentations and proceed to describe Parties A-D. Please also include a discussion of the other 8 parties and disclose whether or not they made presentations or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 137 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that on page 140 of the Amended Registration Statement, the Company has disclosed that such parties (other than Party J, who withdrew from the process as disclosed in the Amended Registration Statement) presented to the Transaction Committee, Graphite’s management and representatives of Leerink Partners.

9.

You state on page 145 that the representatives of Leerink Partners reviewed with the Transaction Committee a list of 31 private and public companies that could be interested in a strategic transaction with Graphite. Please discuss how you identified these companies and the general industry of such companies.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 146 of the Amended Registration Statement in response to the Staff’s comment.

10.

You state on page 145 that you and your “financial and legal advisors” conducted due diligence on multiple potential counterparties. Please revise your disclosure to quantify the approximate number of the potential counterparties that you conducted due diligence on. In addition, please clarify if there were other material legal or financial advisors other than Leerink Partners and Goodwin who participated in the diligence.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 146 of the Amended Registration Statement in response to the Staff’s comment.

11.

You state that you selected five private companies and Party D to prioritize and include descriptions of Party E, D and Lenz. Please also include a description of the other three parties that you invited to make management and due diligence presentations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 148 of the Amended Registration Statement in response to the Staff’s comment.

12.

We note your disclosure on page 151 where you reference “Graphite’s legacy assets.” Please revise your disclosure to clarify if there are any material remaining assets that have not been sold or licensed by Graphite. We note your disclosure elsewhere, including on page 344, where you discuss the asset purchase agreement and license and option agreement for Graphite’s non-genotoxic conditioning technology and Graphite’s nula-cel program, respectively.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 153, 344 and 345 of the Amended Registration Statement in response to the Staff’s comment.

13.

We note your disclosure that contingent value rights were included in the initial term sheet with LENZ. We further note your disclosure that “the manner by which Graphite’s stockholders would receive value in respect of potential revenue received from the sale or license of Graphite’s legacy assets, which the parties ultimately agreed would be provided through an increase of $1.5 million in the enterprise valuation of Graphite rather than a post-closing CVR agreement.” Please revise your disclosure to clarify how this number was determined and agreed upon.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 153 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

14.

We note your disclosure on page 344 that Graphite entered into an asset purchase agreement with a third-party pursuant to which Graphite sold to the counterparty, concurrently with the execution of the APA, certain assets related to Graphite’s non-genotoxic conditioning technology and entered into a license and options agreement with a third party pursuant to which Graphite exclusively licensed to the counterparty, and granted the counterparty, an option to acquire certain intellectual property and materials related to Graphite’s nula-cel program and related pre-clinical platform assets. Please revise your Background of the Transaction section to identify the third-party (s), describe the material terms of the agreements and discuss how the material terms were negotiated and agreed upon.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 344 and 345 of the Amended Registration Statement in response to the Staff’s comment. However, the Company respectfully advises the Staff that the Company does not believe that each of the Company’s LOA and APA (as each is defined below in response to Comments 24 and 25, respectively) is a “material contract” for purposes of Item 601(b)(10) of Regulation S-K for the reasons outlined in response to Comments 24 and 25, respectively. As such, the Company’s disclosure identifies the third parties and describes the agreements in a manner the Company believes is sufficient for agreements that are not “material contracts” for purposes of Item 601(b)(10).

15.

We note your disclosure on page 143 that the “Graphite board of directors considered outreach efforts made by Graphite to various other prospective purchasers of the assets and noted that despite advanced diligence conducted on the assets by multiple other parties, the NGTC acquirer was the sole bidder for the assets to present a proposal to Graphite.” Please revise your disclosure to describe and quantify the “outreach efforts” and quantify the “multiple other parties” who conducted advanced diligence.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 145 of the Amended Registration Statement in response to the Staff’s comment.

Certain Unaudited Prospective Financial Information, page 161

16.

We note your disclosure that “[on] October 19, 2023, Graphite management received information regarding LENZ’s business and product candidates from LENZ.” Please revise your disclosure to clarify the specific “information” provided by LENZ.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 163 of the Amended Registration Statement in response to the Staff’s comment.

17.

We see that you have provided projections of estimated annual revenues, operating income and unlevered free cash flow for the years ended December 31, 2024 through 2036. Please revise your disclosure to provide more specific assumptions to enhance an investors understanding of the basis for your projections. For example only, discuss any pricing assumptions used in your projections.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 165 of the Amended Registration Statement in response to the Staff’s comment.

18.

We note your disclosure that Graphite risk-adjusted projections by using certain probabilities of success (“PoS”). We further note your disclosure of a “a cumulative 60% PoS adjustment for U.S. revenue for LNZ100 or LNZ101, assuming only one product candidate would be approved and commercialized.” Please revise your disclosure to describe and clarify with greater specificity how your operating income projections were adjusted or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 166 of the Amended Registration Statement in response to the Staff’s comment. However, the Company respectfully advises the Staff that the Company did not make any adjustments to the operating income itself, but the operating expenses used to determine the operating income.

19.

We note your assumption that you assumed “LENZ’s product candidate becomes commercially available in the U.S. in 2025” and a “3-month delay in launch timing.” Please clarify with greater specificity the particular timeframe you used for your projections. We note your disclosure on page 307 that LENZ anticipates “a launch target date in mid-2025.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 165 of the Amended Registration Statement in response to the Staff’s comment.

20.

We note your risk factor disclosure on page 69 where you state “LENZ’s business depends entirely on the development and commercialization of LNZ100 or LNZ101, and LENZ does not have additional product candidates in its current development pipeline…LENZ currently generates no revenues from sales of any products and may never generate revenue or be profitable.” Please clarify whether your projections, which extend out to 2036, assume additional product candidate approvals or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 165 of the Amended Registration Statement in response to the Staff’s comment.

Opinion of Leerink Partners LLC, page 164

21.

We note the disclosure on page 168 that for purposes of its analysis, Leerink Partners utilized the estimated exchange ratio of 1.4135 shares of Graphite common stock for each share of Lenz, based on Graphite’s and Lenz’s respective capitalization as of November 14, 2023. We also note the disclosure on page 169 that Leerink’s analysis resulted in an implied exchange ratio of approximately 2.8075x to 3.2957x. Please revise to state any conclusions Leerink reached regarding the exchange ratio used for purposes of the merger agreement based on the results of the discounted cash flow analysis.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 171 of the Amended Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Merger, page 188

22.

We note your representation that Graphite and LENZ “intend” for the merger to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and your disclosure that “Graphite expects most or all of the distribution of the special cash dividend to be treated as other than a dividend for U.S. federal income tax purposes.” Please revise your disclosure here and throughout to provide counsel’s firm opinion for each material tax consequence or explain why such opinion cannot be given. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings for guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, because the U.S. federal income tax consequences of a distribution of cash pursuant to the special cash dividend are not unusual or complex, no opinion is required for the distribution of cash. With respect to the reorganization opinion, the Company has revised the disclosure on pages 10, 31, 161, 190, 191, and 192 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company advises the Staff that counsel to LENZ will deliver an opinion with respect to the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, and such opinion will be filed by amendment to the Registration Statement.

Graphite Material Agreements, page 281

23.	Please revise your disclosure to describe the material terms of the Bayside Lease as amended on October 26, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 288 of the Amended Registration Statement in response to the Staff’s comment.

24.

We note your disclosure here that Graphite entered into a license an option agreement with a third-party, which was subsequently amended. Please revise your disclosure to disclose the third-party and describe the material terms of the license an option agreement as amended and file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or explain the basis for your determination that filing them is not required.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 280 and 346 of the Amended Registration Statement in response to the Staff’s comment. However, the Company respectfully advises the Staff that the Company has filed as exhibits to the Amended Registration Statement all contracts that are “material contracts” for purposes of Item 601(b)(10) of Regulation S-K. The Company does not believe (for the reasons set forth below) that the Company’s license and option agreement with Kamau Therapeutics, Inc. (“Kamau”) is a “material contract” for purposes of Item 601(b)(10) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance (emphasis added):

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully advises the Staff that biotechnology companies enter into agreements to out-license technology or otherwise generate value from their intellectual property and related assets in the ordinary course of business, such as the license and option agreement that the Company has entered into with Kamau. Such ordinary course agreements are not required to be filed unless they fall within one or more of prongs (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K. Further, the Company respectfully advises the Staff that this LOA with Kamau does not fall under prongs (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K as: (i) Kamau, the entity that is a party to the LOA, is not a director, officer, promoter, voting trustee, security holder named in the registration statement, or underwriter; further, while Dr. Porteus, a director and stockholder of the Company, is the founder and chief executive officer of Kamau, the Company believes that this fact does not make the LOA a “material contract” in the totality of circumstances considering that its terms are not material and it was negotiated and entered into in the ordinary course of business; (ii) the LOA provides Kamau with the Option (as defined below) to purchase certain

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

intellectual property assets of the Company, it does not grant the Company any ongoing revenue stream, services or licenses that the registrant is substantially dependent on; (iii) the LOA does not provide for the purchase or sale of fixed assets such as property, plant or equipment for a consideration exceeding 15 percent of the fixed assets of the Company on a consolidated basis determined as of the Company’s balance sheet dated September 30, 2023; and (iv) the LOA is not a material lease for property.

For these reasons, while the Company determined to disclose the existence of this arrangement, and included additional terms regarding its relationship with Kamau, in the Amended Registration Statement in order to provide investors with meaningful information about how the Company is executing on its strategy and plans, such agreement is not a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

25.

We note your risk factor disclosure on page 344 that “[o]n August 1, 2023, Graphite entered into an asset purchase agreement (the “APA”) with a third party pursuant to which Graphite sold to the counterparty, concurrently with the execution of the APA, certain assets related to Graphite’s non-genotoxic conditioning technology.” Please revise your disclosure to disclose the third-party and describe the material terms of the agreement and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or explain the basis for your determination that filing is not required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 346 of the Amended Registration Statement in response to the Staff’s comment. However, the Company respectfully advises the Staff that the Company has filed as exhibits to the Amended Registration Statement all contracts that are “material contracts” for purposes of Item 601(b)(10) of Regulation S-K. The Company does not believe (for the reasons set forth below) that the Company’s APA with Maro Bio, Inc. (“Maro”) is a “material contract” for purposes of Item 601(b)(10) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully advises the Staff that biotechnology companies enter into agreements to generate value from their intellectual property and related assets in the ordinary course of business, such as the APA that the Company has entered into with Maro. Such ordinary course agreements are not required to be filed unless they fall within one or more of prongs (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K. Further, the Company respectfully advises the Staff that this APA with Maro does not fall under prongs (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K as: (i) Maro, the entity that is a party to the APA, is not a director, officer, promoter, voting trustee, security holder named in the registration statement, or underwriter; further, while Maro is formed by Samsara BioCapital and funds affiliated with Versant Ventures, both of which are greater than 5% stockholders of the Company, the Company believes that this fact does not make the APA a “material contract” in the totality of circumstances considering that its terms are not material and it was negotiated and entered into in the ordinary course of business; (ii) the Company sold assets to Maro pursuant to the APA for an upfront consideration with no continuing obligations other than transition services which have ended, therefore the contract is not one upon which the registrant’s business is substantially dependent; (iii) the APA does not provide for the purchase or sale of any fixed assets such as property, plant or equipment for a consideration exceeding 15 percent of the fixed assets of the Company on a consolidated basis determined as of the Company’s balance sheet dated September 30, 2023; and (iv) the APA is not a material lease for property.

For these reasons, while the Company determined to disclose the existence of this arrangement, and included additional terms regarding its relationship with Maro, in the Amended Registration Statement in order to provide investors with meaningful information about how the Company is executing on its strategy and plans, such agreement is not a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

Principal Stockholder of the Combined Company, page 421

26.	Please revise the next amendment to disclose the estimated holdings of the 5% or greater stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 423, 424 and 425 of the Amended Registration Statement in response to the Staff’s comment.

Exhibits

27.

We note you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the Amended Registration Statement to include a form of the preliminary proxy card as Annex J thereto.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

General

28.

With reference to your disclosures concerning the current status of Graphite Bio Inc.’s operations, the plans for those operations, and the pro forma accounting treatment for Graphite Bio’s assets and liabilities on page 382, please provide us an analysis concerning whether Graphite Bio is a shell company as defined in Rule 12b-2 of the Exchange Act or whether it could become one prior to Closing. For guidance, see Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) at n. 32 as reiterated in Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11048 (March 30, 2022) at n. 239 and accompanying text.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not, and will not be prior to the Closing, a shell company. A shell company, as defined in Rule 12b-2 under the Exchange Act and SEC Release No. 33-8587, is a company that has (1) no or nominal operations and (2) either (i) no or nominal assets; or (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company has historically been a clinical-stage, next-generation gene editing company focusing on the development of nulabeglogene autogedtemcel (“nula-cel”), its lead product candidate designed to provide a highly differentiated approach with the potential to directly correct the mutation that causes sickle cell disease and restore normal adult hemoglobin. From inception, the Company’s management has allocated significant effort, time and money to the development of its business. As the Company states in the Registration Statement, following a review of its interim results of its Phase 1/2 CEDAR study of nula-cel, in February 2023, the Company began the process of exploring strategic alternatives, including possible business combinations and/or a divestiture of its clinical programs and announced its decision to discontinue the development of nula-cel. Additionally, in August 2023, the Company entered into a license and option agreement, pursuant to which it granted Kamau, a private company, an option (the “Option”) to acquire certain technology, Stanford University (“Stanford”) and Integrated DNA Technologies, Inc. (“IDT”) licenses, patents and other intellectual property related to the Company’s nula-cel program and related pre-clinical platform (collectively, the “Licenses and IP Assets”). As part of the Option, Kamau may elect to acquire the Licenses and IP Assets in consideration for 20% of Kamau’s stock on a fully-diluted basis.

Currently, the Company remains an operating company as it continues to hold, maintain and preserve the Licenses and IP Assets using its dedicated staff for such purpose. In particular, the staff ensures the Company’s compliance with its obligations under the Stanford and IDT license agreements, including with respect to the Stanford license, preparation and submission of progress reports, payment of license maintenance fees, and coordination on filing, prosecution and maintenance of in-licensed patents and patent applications (such as providing substantive guidance and draft filings to licensors before filing with the U.S. Patent and Trademark Office).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

The staff further preserves know-how related to the Company’s nula-cel program, related preclinical platform and inventory covering compounds, reagents, equipment and other tangible materials. The staff also ensures filing, prosecution and maintenance of the Company’s owned patents and patent applications related to the Company’s nula-cel program and related Ultra-HDR proprietary platform, including preparation of filings in U.S. and foreign patent offices, working with inventors to obtain executed assignment and declaration documents for domestic and foreign prosecution, and docketing of filing deadlines. The staff also maintains the Company’s Contracts function, including maintenance of essential service agreements for ongoing operations, monitoring and managing the ongoing Company’s legal obligations under various contracts (e.g. service agreements, consulting agreements, confidentiality agreements), as well as negotiation, settlement, transfer and termination of agreements. Based on the staff’s foregoing activities, the Company currently has more than nominal operations.

Prior to the Closing, if the Option is not exercised, the Company shall remain an operating company as it will continue to hold, maintain and preserve the Licenses and IP Assets using its dedicated staff for such purpose as elaborated in the above paragraph. Further, if the Option terminates without exercise prior to the Closing, the Company intends to explore other strategic partners to acquire such Licenses and IP Assets. As such, the Company shall retain more than nominal operations prior to the Closing.

Following the Closing, if the Option is not exercised, the combined company shall continue to hold, maintain and preserve the Licenses and IP Assets using its staff for such purpose. Further, if the Option terminates without exercise after the Closing, the combined company may explore other strategic partners to acquire such Licenses and IP Assets or otherwise monetize such assets. As such, the combined company shall retain more than nominal Graphite legacy operations after the Closing.

Considering that the Company currently has, shall have prior to the Closing, and shall retain after the Closing more than nominal Graphite legacy operations, the Company is not and will not be prior to the Closing, a shell company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 17, 2024

*****

Please contact the undersigned at (617) 570-1861 or via email at agoodman@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Andrew H. Goodman
Andrew H. Goodman
Goodwin Procter LLP

cc:	Kimberlee C. Drapkin, Graphite Bio, Inc.

Maggie L. Wong, Goodwin Procter LLP

Shoaib Ghias, Goodwin Procter LLP

Tevia K. Pollard, Goodwin Procter LLP